SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 13E-3


                              TRANSACTION STATEMENT
           Under Section 13(e) of the Securities Exchange Act of 1934

                           TRAVIS BOATS & MOTORS, INC.
                              (Name of the Issuer)

                           TRAVIS BOATS & MOTORS, INC.
                             TRACKER MARINE, L.L.C.
                                    TMRC, LLP
                               THREE JOHNS COMPANY
                         JOHN L. MORRIS REVOCABLE TRUST
                                 JOHN L. MORRIS
                              KENNETH N. BURROUGHS
                      (Name of Person(s) Filing Statement)

                     Common Stock, par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    894363100
                      (CUSIP Number of Class of Securities)

     Travis Boats & Motors, Inc.                  Tracker Marine, L.L.C.
      Mark T. Walton, President                  2500 East Kearney Street
    12116 Jekel Circle, Suite 102                 Springfield, MO 65803
      Austin, Texas 78727-6111                        (417) 873-5900
          (512) 347-8787

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                   Copies to:
       J. Rowland Cook, Esq.                       Robert H. Wexler, Esq.
      Alex R. Allemann, Esq.                      Ruben K. Chuquimia, Esq.
    Jenkens & Gilchrist, P.C.                  Gallop, Johnson & Newman, L.C.
  401 Congress Avenue, Suite 25                 101 South Hanley, Suite 1600
       Austin, Texas 78701                        St. Louis, Missouri 63105
         (512) 499-3800                                (314) 615-6000
                             ---------------------

This statement is filed in connection with (check the appropriate box):

     |X| (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     [ ] (b) The filing of a registration statement under the Securities Act of 1933.
     [ ] (c)  A tender offer.
     [ ] (d)  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |X|

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           Calculation of Filing Fee:

     Transaction Valuation*                         Amount of Filing Fee**
         $1,719,890.80                                      $217.91

* Estimated solely for purposes of calculating the filing fee. Determined by multiplying (i) 4,299,727 shares of Common Stock, par value $0.01 per share, of Travis Boats & Motors, Inc., which constitutes the total number of outstanding shares of Common Stock of Travis Boats & Motors, Inc. estimated to be exchanged for the right to receive $0.40 per share in cash.

** The amount of the filing fee, calculated in accordance with ss.240.0-11(b), equals 0.00012670 multiplied by the transaction valuation.

|X| Check box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------

Amount Previously Paid:    $217.91                Filing Party:  Travis Boats & Motors, Inc.
Form or Registration No.: Schedule 14A            Date Filed:  November 23, 2004

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                                  INTRODUCTION


      This Amendment No. 2 (this "Amendment") to Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this "Transaction Statement") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by (1) Travis Boats & Motors, Inc., a Texas corporation ("we," "us," or "Travis Boats"), (2) TMRC, L.L.P., a Missouri limited liability partnership ("Tracker"), (3) Tracker Marine, L.L.C., a Missouri limited liability company ("Tracker Marine"), (4) Three Johns Company, a Missouri corporation ("Three Johns"), (5) John L. Morris Revocable Trust (the "Morris Trust"), (6) John L. Morris, and (7) Kenneth N. Burroughs, as trustee of a voting trust entered into by and among Tracker, Mark T. Walton, and Robert C. Siddons and the holders of certain convertible promissory notes issued by Travis Boats (the "Voting Trust"). Travis Boats, Tracker, Tracker Marine, Three Johns, the Morris Trust, John L. Morris, and Kenneth N. Burroughs are collectively referred to as the "Filing Persons" of this Transaction Statement.


      This Transaction Statement relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 10, 2004, by and among Travis Boats and Tracker. If the Merger Agreement is adopted by the Travis Boats shareholders and the other conditions to the closing of the Merger (as defined below) are satisfied or waived, Tracker will merge with and into Travis Boats (the "Merger"), with Travis Boats continuing as the surviving corporation. As a result of the Merger, Travis Boats, the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, will become a wholly owned subsidiary of Tracker Marine.

      In the Merger, each issued and outstanding share of Travis Boats common stock, par value $.01 per share, will be converted into the right to receive $0.40 in cash.


      Concurrently with the filing of this Amendment, Travis Boats is filing with the SEC an amended preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Exchange Act, pursuant to which Travis Boats' board of directors is soliciting proxies from shareholders of Travis Boats in connection with the Merger. A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.


      Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

      All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information.

ITEM 1.  SUMMARY TERM SHEET.

      The information set forth under the caption "Summary Term Sheet" and "Certain Questions and Answers About the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

      (a) Name and Address. The information set forth under the caption "Participants" in the Proxy Statement is incorporated herein by reference.


      (b) Securities. The classes of securities that are the subject of the transaction are the Common Stock and 6% Series A Cumulative Preferred Stock of Travis Boats. As of January 13, 2005, there were outstanding 4,299,727 shares of common stock and 80,000 shares of 6% Series A Cumulative Preferred Stock.


      (c) Trading Market and Price. The information set forth under the caption "Markets and Market Price" in the Proxy Statement is incorporated herein by reference.

      (d) Dividends. The information set forth under the caption "Markets and Market Price" in the Proxy Statement is incorporated herein by reference.

      (e) Prior Public Offerings. Not applicable.

      (f) Prior Stock Purchases. The information set forth under the caption "Transactions in Travis Boats Common Stock" in the Proxy Statement is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) Name and Address. The information set forth under the captions "Participants" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

      (b) Business and Background of Entities. The information set forth under the caption "Participants" in the Proxy Statement is incorporated herein by reference.

      (c) Business and Background of Natural Persons. The information set forth under the caption "Participants" in the Proxy Statement is incorporated herein by reference. Set forth below for each director and executive officer of Travis Boats is his respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen.

      Richard S. Birnbaum has served as a director of Travis Boats since May 2001 and Chairman of the Board since April 2003. Mr. Birnbaum is also currently a principal of an independent consulting firm, RSB Group, LLC. He retired from Circuit City Stores as Executive Vice President of Operations and Marketing in 2001. During his 30 year career with Circuit City, Mr. Birnbaum was a member of the Circuit City leadership team as the company expanded from 50 to 600 stores.

      Mark T. Walton has served as President and as a director of Travis Boats since 1980 and as Chairman of the Board from 1995 until April 2003. From 1979 to 1980, Mr. Walton served as the General Manager of Travis Boats' Austin store.

      Michael B. Perrine has served as Chief Financial Officer since 1991 and as Treasurer and Secretary of Travis Boats since 1992. From 1986 to 1991, he was employed in the Commercial Banking Division of NationsBank, N.A. Mr. Perrine is responsible for developing and implementing the Company's corporate, financial and accounting structure.

      Kenneth N. Burroughs has served as a director of Travis Boats since April 2002. Mr. Burroughs is the president of Tracker and Tracker Marine and his primary occupation during the past five years has been to serve as president of Tracker Marine.

      Robert L. Ring has served as a director of Travis Boats since April 2002. Mr. Ring served in numerous capacities over a 32 year career with the Coleman Company, a diversified manufacturer of outdoor and leisure products. He retired in 1994 as President and COO of Coleman Company. Since his retirement from the Coleman Company in 1994, Mr. Ring has served as a consultant to various retail, manufacturing, distribution and other business operations in the areas of business process and strategic development. Mr. Ring has served as a director of Bass Pro Shops, a retailer of sporting goods and marine products for the outdoor enthusiast, since May 2000. He also currently serves as a director of Cobalt Boats, a manufacturer of high-end recreational boats.

      James P. Karides, CPA has served as a director of Travis Boats since September 2002. Mr. Karides, a graduate of the University of Virginia, was employed for over 12 years by the KPMG accounting firm in various capacities, until November, 1994, when he left KPMG to start the Karides Group, a Virginia Beach, Virginia based consulting firm specializing in diverse financial and accounting matters. Serving as principal of the Karides Group has been Mr. Karides' primary occupation since November 1994.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) Material Terms.

            (1) Not applicable.

            (2)(i) The information set forth under the captions "Summary Term Sheet" and "Certain Questions and Answers About the Merger" in the Proxy Statement is incorporated herein by reference.

            (2)(ii) The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors--Certain Effects of the Merger" and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.


            (2)(iii) The information set forth under the captions "Certain Questions and Answers About the Merger," "Special Factors--Purpose and Reasons for the Merger," "Special Factors--Background to the Merger," "Special Factors--Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors--Reasons for the Board's Recommendation; Factors Considered," "Special Factors--Purpose and Reasons of the Tracker Affiliates for the Merger," and "Special Factors-- Position of the Tracker Affiliates for the Merger" in the Proxy Statement is incorporated herein by reference.


            (2)(iv) The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "The Special Meeting--Record Date and Voting Information" and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.


            (2)(v) The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors--Certain Effects of the Merger," "Special Factors--Benefits and Detriments of the Merger," "Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.

            (2)(vi) The information set forth under the caption "Anticipated Accounting Treatment" in the Proxy Statement is incorporated herein by reference.

            (2)(vii) The information set forth under the caption "Material U.S. Federal Income Tax Consequences" in the Proxy Statement is incorporated herein by reference.


      (c) Different Terms. The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors--Certain Effects of the Merger," "Special Factors--Benefits and Detriments of the Merger," "Interests of Certain Persons in the Merger" and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.


      (d) Appraisal Rights. The information set forth under the caption "Appraisal Rights" in the Proxy Statement is incorporated herein by reference.

      (e) Provisions for Unaffiliated Security Holders. The Filing Persons have made no provisions in connection with the Merger to grant unaffiliated security holders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

      (f) Eligibility for Listing or Trading. Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (a)(1)-(2) Transactions. The information set forth under the captions "Participants," "Special Factors--Background of the Merger," "Interests of Certain Persons in the Merger" and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference.

      (b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth under the captions "Summary Term Sheet," "Participants," "Special Factors--Background of the Merger," "Special Factors--Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors--Reasons for the Board's Recommendation; Factors Considered," "Interests of Certain Persons in the Merger," and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference.

      (e) Agreements Involving the Subject Company's Securities. The information set forth under the captions "Summary Term Sheet," "Participants," "Special Factors--Certain Effects of the Merger," "Special Factors--Background of the Merger," "Special Factors--Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors--Reasons for the Board's Recommendation; Factors Considered" "Interests of Certain Persons in the Merger," and "Past Contacts, Transactions, Negotiations and Agreements" in the Proxy Statement is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (b) Use of Securities Acquired. The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors--Certain Effects of the Merger," and "The Merger Agreement," in the Proxy Statement is incorporated herein by reference.

      (c)(1)-(8) Plans. The information set forth under the captions "Summary Term Sheet," "Special Factors--Certain Effects of the Merger," "Special Factors--Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors--Reasons for the Board's Recommendation; Factors Considered," "Interests of Certain Persons in the Merger" and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.


      (a) Purposes. The information set forth under the captions "Special Factors--Certain Effects of the Merger," "Special Factors--Purpose and Reasons for the Merger," "Special Factors--Benefits and Detriments of the Merger," "Special Factors--Background of the Merger," "Special Factors--Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors--Reasons for the Board's Recommendation; Factors Considered," "Special Factors--Purpose and Reasons of the Tracker Affiliates for the Merger," and "Special Factors--Position of the Tracker Affiliates as to the Fairness of the Merger" in the Proxy Statement is incorporated herein by reference.


      (b) Alternatives. The information set forth under the captions "Special Factors--Background of the Merger," "Special Factors--Reasons for the Special Committee's Recommendation; Factors Considered" and "Special Factors--Reasons for the Board's Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference.


      (c) Reasons. The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors--Certain Effects of the Merger," "Special Factors--Purpose and Reasons for the Merger," "Special Factors--Benefits and Detriments of the Merger," "Special Factors--Background of the Merger," "Special Factors--Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors--Reasons for the Board's Recommendation; Factors Considered," "Special Factors--Purpose and Reasons of the Tracker Affiliates for the Merger," "Special Factors--Position of the Tracker Affiliates as to the Fairness of the Merger," and "Special Factors--Opinion of Davenport" in the Proxy Statement is incorporated herein by reference.


      (d) Effects. The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors--Certain Effects of the Merger," "Special Factors--Background of the Merger," "Special Factors--Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors--Reasons for the Board's Recommendation; Factors Considered," "Interests of Certain Persons in the Merger," "Costs of the Merger," "Material U.S. Federal Income Tax Consequences," "Appraisal Rights" and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.


      (a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth under the captions "Summary Term Sheet," "Certain Questions and Answers About the Merger," "Special Factors--Background of the Merger," "Special Factors--Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors--Reasons for the Board's Recommendation; Factors Considered," "Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger," "Special Factors--Opinion of Davenport," and "Special Factors--Purpose and Reasons of the Tracker Affiliates for the Merger," and "Special Factors--Position of the Tracker Affiliates as to the Fairness of the Merger" in the Proxy Statement is incorporated herein by reference. The full text of the written opinion of Davenport & Company LLC, dated November 9, 2004, is attached to the Proxy Statement as Appendix B.


      (c) Approval of Security Holders. The information set forth under the captions "Summary Term Sheet--Shareholder Approvals Required" "Certain Questions and Answers About the Merger," The Special Meeting--Record Date and Voting Information," "Special Factors--Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors--Reasons for the Board's Recommendation; Factors Considered" and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

      (d) Unaffiliated Representative. Travis Boats did not retain an unaffiliated representative to act solely on behalf of unaffiliated Travis Boats shareholders for purposes of negotiating the terms of the Merger and/or preparing a report concerning the fairness of the transaction.

      (e) Approval of Directors. The information set forth under the captions "Summary Term Sheet" "Certain Questions and Answers About the Merger," "Special Factors--Background of the Merger," "Special Factors--Reasons for the Special Committee's Recommendation; Factors Considered" and "Special Factors--Reasons for the Board's Recommendation; Factors Considered" in the Proxy Statement is incorporated herein by reference.

      (f) Other Offers. The information set forth under the caption "Special Factors--Background of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

      (a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth under the captions "Special Factors--Background of the Merger," "Special Factors--Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors--Reasons for the Board's Recommendation; Factors Considered," "Special Factors--Opinion of Davenport," and "Where Shareholders Can Find More Information" in the Proxy Statement is incorporated herein by reference. The full text of the written opinion of Davenport & Company LLC, dated November 9, 2004, is attached to the Proxy Statement as Appendix B and is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

      (a)-(d) Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth under the captions "Summary Term Sheet" "Certain Questions and Answers About the Merger," and "Costs of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) Securities Ownership. The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

      (b) Securities Transactions. The information set forth under the caption "Transactions in Travis Boats Common Stock" in the Proxy Statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.


      (d) Intent to Tender or Vote in a Going Private Transaction. The current understanding of Travis Boats is that all officers and directors of the Company intend to vote in favor of the Merger, although no formal agreement to this effect has been executed. The information set forth under the captions "Summary Term Sheet," "Special Factors--Reasons for the Special Committee's Recommendation; Factors Considered," "Special Factors--Reasons for the Board's Recommendation; Factors Considered," "Special Factors--Purpose and Reasons of the Tracker Affiliates for the Merger," and "Past Contacts, Transactions, Negotiations and Agreements--Voting Support Agreement" in the Proxy Statement is incorporated by reference.


      (e) Recommendation of Others. The information set forth under the captions "Summary Term Sheet," "Special Factors--Background of the Merger," "Special Factors--Reasons for the Special Committee's Recommendation; Factors Considered" and "Special Factors--Reasons for the Board's Recommendation; Factors Considered," and "Special Factors--Purpose and Reasons of the Tracker Affiliates for the Merger," in the Proxy Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.


      (a) Financial Information. The information set forth in Appendix E to the Proxy Statement and the information under the caption "Selected Historical Financial and Operating Data" in the Proxy Statement is incorporated herein by reference.


      (b) Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth under the caption "The Special Meeting--Expenses of Proxy Solicitation" in the Proxy Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

      The information set forth in the Proxy Statement and the Appendices thereto is incorporated herein by reference in its entirety.

ITEM 16. EXHIBITS.


      (a)(2) Preliminary Proxy Statement for the Special Meeting of Shareholders of Travis Boats & Motors, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on January 17, 2004.


      (b) None.


      (c) (1) Opinion of Davenport & Company LLC, dated November 9, 2004 (incorporated herein by reference to Appendix B to the Proxy Statement).

      (c)(2) Materials presented by Davenport & Company LLC to the Special Committee and Board of Directors of Travis Boats & Motors, Inc. on November 3, 2004.

      (c)(3) Materials presented by Davenport & Company LLC to the Special Committee of the Board of Directors of Travis Boats & Motors, Inc. on October 27, 2004.

      (c)(4) Spreadsheet comparing Tracker Marine, LLC offer to third party asset purchase offer presented by Davenport & Company LLC to the Special Committee of the Board of Directors of Travis Boats & Motors, Inc. on September 17, 2004.

      (c)(5) Spreadsheet comparing Tracker Marine, LLC offer to third party asset purchase offer presented by Davenport & Company LLC to the Special Committee of the Board of Directors of Travis Boats & Motors, Inc. on September 17, 2004.

      (d) (1) Agreement and Plan of Merger, dated as of November 10, 2004, by and among Travis Boats & Motors, Inc., and TMRC, L.L.P. (incorporated herein by reference to Appendix A to the Proxy Statement).

      (d)(2) Voting Trust Agreement, dated as of January 7, 2003, by and among TMRC, L.L.P. et al. (incorporated by reference to Exhibit 9.1 of the Form 8-K of Travis Boats & Motors, Inc. as filed on January 15, 2003).

      (d)(3) Irrevocable Proxy of Ronnie L. Spradling, dated January 7, 2003 (incorporated by reference to Exhibit 9.2 of the Form 8-K of Travis Boats & Motors, Inc. as filed on January 15, 2003).

      (d)(4) Forbearance Agreement, dated November 10, 2004, by and among Travis Boats & Motors, Inc., GE Commercial Distribution Finance Corporation, and Transamerica Commercial Finance Corporation.

      (d)(5) First Amendment to Loan and Security Agreement, dated October __, 2004 by and between Travis Boats & Motors, Inc. and TMRC, L.L.P.

      (d)(6) Voting Support Agreement dated November 10, 2004 by and between TMRL, L.L.P. and Travis Boats & Motors, Inc.


      (f) Article 5.12 of the Texas Business Corporation Act (incorporated herein by reference to Appendix C to the Proxy Statement)

      (g) None.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TRAVIS BOATS & MOTORS, INC.


                                    By:      /s/ Mark Walton
                                       -----------------------------------------
                                    Name:    Mark Walton
                                    Title:   President


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TRACKER MARINE, L.L.C.

                                    By: Three Johns Company,
                                        Its sole member


                                        By:      /s/ Kenneth Burroughs
                                           -------------------------------------
                                        Name:    Kenneth Burroughs
                                        Title:   President


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TMRC, L.L.P.

                                    By: Tracker Marine, L.L.C.,
                                        Its 99% partner

                                        By: Three Johns Company,
                                            Its sole member


                                            By:      /s/ Kenneth Burroughs
                                               ---------------------------------
                                            Name:    Kenneth Burroughs
                                            Title:   President

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THREE JOHNS COMPANY


                                    By:      /s/ Kenneth Burroughs
                                       -----------------------------------------
                                    Name:    Kenneth Burroughs
                                    Title:   President


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    JOHN L. MORRIS REVOCABLE TRUST


                                    By:      /s/ John L. Morris
                                       -----------------------------------------
                                       John L. Morris, as Sole Trustee


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    /s/ John L. Morris
                                    --------------------------------------------
                                    John L. Morris


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    /s/ Kenneth N. Burroughs
                                    --------------------------------------------
                                    Kenneth N. Burroughs, as Trustee
                                    of the Voting Trust dated January 7, 2003